Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603



                               October 26, 2020



Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549



      Re:                           FT 8976
                        Digital Gaming Portfolio Series
                                 (the "Trust")
                      CIK No. 1820310 File No. 333-248983
--------------------------------------------------------------------------------

Dear Mr. Cowan:

      We   received  your  additional  comments  regarding   the  Registration
Statement for the above captioned Trust. This letter serves to respond to your comments.

COMMENTS

General
-------

      1. PLEASE REVISE THE TRUST'S 80% POLICY TO READ: "THE TRUST WILL INVEST AT LEAST 80% OF ITS ASSETS IN DIGITAL GAMING COMPANIES AND TECHNOLOGY COMPANIES."

      Response: The Trust's 80% policy will be revised in accordance with the Staff's comment in a definitive 497 filing.

      2.    PLEASE DEFINE "TECHNOLOGY COMPANIES."

      Response: In accordance with the Staff's comment, the following disclosure will be added to the section entitled "Portfolio" in a definitive 497 filing:

      For purposes of the Trust, technology companies are large, broad-based companies whose business model supports digital gaming, educational software, or virtual reality/simulation segments.

      3. PLEASE DELETE "OR IS DIRECTLY LISTED ON A FOREIGN SECURITIES EXCHANGE" FROM THE FOREIGN SECURITIES RISK FACTOR.

      Response:   The referenced disclosure will  be  deleted in  a definitive
497 filing.

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                                  Very truly yours,

                                                  CHAPMAN AND CUTLER LLP


                                                  By /s/ Daniel J. Fallon
                                                     ________________________
                                                         Daniel J. Fallon